SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 , 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No  ☒

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

    Attached is the English translation of the summary of the letter dated January 24, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

    By letter dated January 24, 2013, the Company reported that one holder of the Company’s Convertible Notes exercised its conversion rights. Hence, the Company shall issue 223,456 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and cancel Convertible Notes for an amount of USD 7,240.

    As a result of the conversion, the capital stock of the Company increases from 125,988,618.8 to 126,010,964.4 and the amount of outstanding shares of the Company increases from 1,259,886,188 to 1,260,109,644. On the other hand, the amount of Convertible Notes outstanding as a consequence of this conversion amounts to USD 31,739,262. The Company also reported that the conversions were performed in accordance with the terms and conditions established in the prospectus of issuance of the Convertible Notes and at the conversion rate of 30.864 shares, nominal value pesos 0.10, per Convertible Note of nominal value USD 1.

SIGNATURES

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets
January 25, 2013